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                                 HOLLINGER INC.

            ANNOUNCES PROPOSED SHARE CONSOLIDATION AND PRIVATIZATION

 WILL BE REVIEWED BY COMMITTEE OF INDEPENDENT DIRECTORS AND SUBJECT TO APPROVAL
                            BY MINORITY SHAREHOLDERS

          COMPANY ALSO RECEIVES CONSENTS FROM NOTEHOLDERS NECESSARY FOR PROPOSED PRIVATIZATION AND OBTAINS COMMITMENTS FOR NECESSARY FINANCING

         Toronto, Canada, October 28, 2004 -- Hollinger Inc. ("Hollinger")
(TSX: HLG.C; HLG.PR.B) announced today that Hollinger's board of directors
(the "Board") was formally advised in writing by its Chairman and Chief Executive Officer, Conrad (Lord) Black, of a proposal by The Ravelston Corporation Limited ("Ravelston"), Hollinger's controlling shareholder, for a proposed going private transaction (the "Going Private Transaction") involving Hollinger. The proposed transaction would be structured as a consolidation of the outstanding retractable common shares and Series II Preference Shares of Hollinger. Upon completion of the Going Private Transaction, the sole shareholder of Hollinger would be Ravelston, directly or indirectly. The consideration to be paid to shareholders has not yet been determined and, once proposed by Ravelston, will be reviewed by a committee of independent directors, which will retain independent legal and financial advisors to assist it in that review. The proposed transaction will also be subject to approval by a majority of Hollinger's minority shareholders.

         Following receipt of Ravelston's written intention with respect to the Going Private Transaction, the Board established a committee of independent directors (the "Independent Privatization Committee"), comprised of
Messrs. Gordon W. Walker, QC, Robert J. Metcalfe and Allan Wakefield, to consider, evaluate and make a recommendation to the Board concerning the proposed Going Private Transaction. The Independent Privatization Committee was further empowered to, among other things, consider and advise the Board whether, in their opinion, the proposed Going Private Transaction is in the best interests of Hollinger, the holders of its retractable common shares and/or the holders of its Series II Preference Shares. In this regard, the Independent Privatization Committee will engage independent financial and legal advisors.

         Hollinger Chairman and Chief Executive Officer, Conrad Black, said,
"We are interested in pursuing a transaction that will benefit all minority shareholders of Hollinger Inc. and are committed to doing so. We have made substantial progress, through two refinancings of the company, in resolving its liquidity issues and strengthening its balance sheet. We now believe that taking Hollinger Inc. private is the best way for the company to proceed with the next stage of its development."

         Robert J. Metcalfe, a member of the Independent Privatization Committee, said, "We look forward to reviewing the terms of the proposed transaction. We will carefully examine it, with the assistance of outside legal and financial advisers, so that we can make an independent recommendation as to whether we believe it is in the best interests of Hollinger and its minority shareholders. We are very pleased with the progress that has been made to date."

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         The consideration for each retractable common share and Series II
Preference Share of Hollinger in connection with the proposed Going Private Transaction has not yet been determined. Yesterday's closing price per retractable common share and Series II Preference Share on the Toronto Stock Exchange was C$4.20 and C$8.99, respectively. Since August 19, 2004, the retraction price of the retractable common shares of Hollinger is C$7.25 per share. Each Series II Preference Share of Hollinger is retractable into
0.46 shares of Class A common stock of Hollinger International Inc. owned directly or indirectly by Hollinger (which Class A shares are currently being held in escrow with a licensed trust company in support of retractions of Series II Preference Shares). The Independent Privatization Committee, in accordance with its mandate and applicable securities laws, will be requesting its independent financial advisors to provide it and the Board with a fairness opinion and formal valuation of the outstanding retractable common shares and Series II Preference Shares. Details of the fairness opinion and formal valuation will be provided in the management proxy circular to be sent to shareholders in connection with the special meeting.

         The proposed Going Private Transaction will be subject to the approval of the holders of the outstanding retractable common shares and Series II Preference Shares of Hollinger, voting separately as a class, at a special meeting of shareholders (including the applicable "majority of the minority" approvals) and will also be subject to receipt of all necessary regulatory, corporate and other approvals. Thereafter, Hollinger would consolidate its outstanding: (a) retractable common shares at a ratio which would result in Ravelston being the sole holder of retractable common shares; and (b) Series II Preference Shares at a ratio which would result in no remaining holders of Series II Preference Shares. Holders of outstanding retractable common shares and Series II Preference Shares of Hollinger who would not receive at least one full new share as a result of the consolidation would be compensated for the number of shares held prior to the consolidation. Any failure to obtain the approval of the holders of the Series II Preference Shares at the special meeting would not prevent the consolidation of the retractable common shares from proceeding, if approved by such common shareholders.

         A special meeting of holders of outstanding retractable common shares and Series II Preference Shares of Hollinger will be called to consider and approve the proposed consolidation. If the consolidation is approved at the special meeting, Hollinger would amend its articles to implement the proposed consolidation and would subsequently de-list its retractable common shares and Series II Preference Shares from the Toronto Stock Exchange and apply to cease to be a reporting issuer in Canada, reverting to private company status.

Amendments to the Senior Notes Indentures and
Commitments for the Issue of up to US$40 Million of Additional Notes

         Hollinger further announced today that it has received consents from holders of a majority in aggregate principal amount of each of its outstanding 11.875% Senior Secured Notes due 2011 (the "Senior Notes") and 11.875% Second Priority Secured Notes due 2011 (the "Second Priority Notes") approving amendments to the respective indentures (the "Indentures") governing the Senior Notes and the Second Priority Notes. Hollinger has executed supplemental indentures to the Indentures which permit, among other things, the retirement of all outstanding retractable common shares of Hollinger (other than those held directly or indirectly by

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                                      -3-

Ravelston) for cash pursuant to the Going Private Transaction, retraction requests and/or payments in respect of the due exercise of dissent rights of such shares in connection with the Going Private Transaction and the retirement of all outstanding Series II Preference Shares of Hollinger for unencumbered shares of Class A common stock of Hollinger International Inc. pursuant to the Going Private Transaction and/or payments in respect of the due exercise of dissent rights of such shares in connection with the Going Private Transaction. The amendments also permit Hollinger to incur additional indebtedness in an aggregate amount outstanding not to exceed US$40 million through the issuance of Second Priority Notes. The supplemental indentures will become effective if, and only if, all necessary corporate and regulatory approvals in connection with the consolidation of the outstanding retractable common shares of Hollinger (the "Common Share Approvals") have been obtained on or prior to March 31, 2005.

         Hollinger also announced it has received binding commitments for the issuance and sale of up to US$40 million in aggregate principal amount of Second Priority Notes at 100% of the face amount. Hollinger will be able to draw down on these commitments if, and only if, the Common Share Approvals have been obtained on or prior to March 31, 2005. The net proceeds from the sale of the Second Priority Notes will be used solely for payments in connection with the Going Private Transaction and payments ancillary thereto or necessary in connection therewith.

         Peter G. White, Co-Chief Operating Officer of Hollinger, said, "We are extremely pleased to have successfully reached an agreement with our noteholders regarding consents which will give Hollinger and its shareholders an opportunity to consider the privatization proposal and to obtain commitments for the necessary financing associated with the privatization."

         Hollinger has agreed to pay all holders of Senior Notes and Second Priority Notes, whether they have tendered a consent or not, a fee of US$5 in cash per US$1,000 principal amount of Notes, conditional upon the Common Share Approvals having been obtained on or prior to March 31, 2005. If such approvals are not obtained on or prior to March 31, 2005, no fee will be paid to noteholders. The record date to determine holders entitled to receive the conditional consent fee is October 21, 2004. As of the record date, US$78 million principal amount of the Senior Notes and US$15 million principal amount of the Second Priority Notes were outstanding.

         Hollinger has further agreed to pay the parties who have committed to purchase the additional Second Priority Notes a commitment fee of 1% of the principal amount of Second Priority Notes committed to be purchased and a draw-down fee (which draw-down fee is payable if, and only if, the Common Share Approvals have been obtained on or prior to March 31, 2005 and Hollinger draws down on the commitments) of 1.5% of the principal amount of Second Priority Notes committed to be purchased.

         The Second Priority Notes, if and when issued, will be guaranteed by Ravelston Management Inc., a wholly-owned subsidiary of Ravelston, and by an indirect wholly-owned subsidiary of Hollinger. The Second Priority Notes are secured by a second priority lien on the

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                                      -4-

collateral securing the Senior Notes, which includes 14.99 million shares of Class B common stock of Hollinger International Inc. owned, directly and indirectly, by Hollinger.

Monetization of Non-Core Real Estate Assets

         Hollinger also announced today that it and two of its direct and indirect subsidiaries have entered into a non-binding commitment with an arm's length lender with respect to bridge credit facilities with a term of 12 months providing up to C$16.0 million in borrowings, which credit facilities may only be drawn down if, among other things, the Common Share Approvals have been obtained. Interest on amounts if and when drawn under the credit facilities will be charged at a variable annual rate of the CIBC prime lending rate plus 4% for any amount outstanding during the first six months of the applicable term and the CIBC prime lending rate plus 6% for any amount outstanding during the next six months of the applicable term. Hollinger and certain of its subsidiaries will be providing security to the lender in support of the credit facilities, including first priority mortgages on certain real estate assets owned by certain of Hollinger's subsidiaries. Hollinger has agreed to pay the lender a work fee of C$150,000 and, if and only if the credit facilities are drawn upon, a draw down fee of 5% of the aggregate amount of the credit facilities (less the work fee).

Retraction Status

         The Board today considered Hollinger's ability to honour retractions of its outstanding retractable common shares and Series II Preference Shares. After careful deliberation, the Board concluded that, effective October 28, 2004, it is in a position to begin honouring retractions of its Series II Preference Shares.

         The Board further concluded that it remains unable to complete retractions of any retractable common shares submitted after May 31, 2004 without unduly impairing its liquidity. Therefore, retractions of Hollinger's outstanding retractable common shares submitted after such date continue to be suspended until further notice. Retractions of any retractable common shares which are not withdrawn will be completed if and when Hollinger's liquidity position permits. Pending completion of retractions, holders do not become creditors of Hollinger but remain as shareholders.

         If the Common Share Approvals are obtained and the commitments for additional Second Priority Notes and the bridge credit facilities are drawn upon, Hollinger anticipates it will be in a position to begin honouring retractions of its retractable common shares prior to the completion of the Going Private Transaction.

         Holders may exercise their right to retract their Series II Preference Shares or withdraw their previously submitted retraction notices in respect of their retractable common shares at any time. In order to exercise their retraction or withdrawal right, holders should contact the Computershare Call Centre -- Shareholder Services at 1 (800) 564-6253.

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Ravelston Reimbursement of Fees

         Ravelston informed the Board today that if the Common Share Approvals are not obtained for any reason such that the Going Private Transaction does not proceed, Ravelston will reimburse Hollinger, on a secured basis, for substantially all of the fees and expenses incurred by Hollinger in connection with the amendments to the Indentures and obtaining the commitments for the additional Second Priority Notes.

         Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International. Hollinger International is an international newspaper publisher with English-language newspapers in the United States and Israel. Its assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

Media contact:
Jim Badenhausen
646-805-2006

                              www.hollingerinc.com